Response to Item 77E

Eaton Vance Municipals Trust on behalf of:
Eaton Vance California Municipal Income Fund
Eaton Vance Massachusetts Municipal Income
Fund
Eaton Vance National Municipal Income Fund
Eaton Vance New York Municipal Income Fund
Eaton Vance Ohio Municipal Income Fund
The derivative action filed in the United States
District Court, District of Massachusetts against
Trustees of the Trust and Eaton Vance Distributors,
Inc. was dismissed on March 30, 2011. A joint motion to voluntarily dismiss the appeal with prejudice was filed with the First Circuit Court of Appeals on June 22, 2011. The First Circuit Court of
Appeals issued a Final Judgment and Mandate dismissing the appeal on June 23, 2011.